Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CMG Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CMG Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CMG Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CMG Securities, LLC's management. Our responsibility is to express an opinion on CMG Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CMG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PL

We have served as CMG Securities, LLC's auditor since 2023.

Maitland, Florida

March 6, 2026


CMG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025



ASSETS


Cash and cash equivalents	$	1,422,172
Deposit with clearing firm		4,000,000
Due from clearing firm		1,818,678
Investment in Rayse, Inc.		450,000
Fixed assets, net of accumulated depreciation of $79,804		8,165
Prepaid expense		50,873
Total assets	$	7,749,888


LIABILITIES AND MEMBER'S EQUITY


Accounts payable and accrued expenses	$	907,104
Total liabilities		907,104
Member's Equity		6,842,784
Total liabilities and member's equity	$	7,749,888

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
CMG Securities, LLC ("the Company"), a wholly-owned subsidiary of CMG Financial Services. The Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on March 22, 2018. The Company's main office is located in San Ramon, California. The Company uses Pershing ("Pershing") to carry customer accounts and clear transactions.

Revenue Recognition
The Company's commission income is derived from riskless principal trading for customers mortgage-backed security transactions. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that its performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2025.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligation, the Company may be exposed to risks. The Company earned $13,163,313 during the year ended December 31, 2025 from mortgage back securities transactions.

The Company earned $206,702 in interest income paid on clearing deposits held at the clearing firm in 2025.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES *(continued)*

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid
investments purchased with an original maturity of three months or less. As of December 31,
2025, there were no cash equivalents.

Furniture and Equipment
Furniture and computer equipment are stated at cost and depreciated on the straight line method
over their estimated useful lives of 5-7 years. Depreciation expense amounted to $9,689 for
the year ended December 31, 2025.

Investments Not Readily Marketable
In October 2025, the Company made an equity investment in Rayse, Inc. of $450,000, a
privately held company incorporated in the State of Delaware. As of December 31, 2025, the
investment is held at its cost of $450,000 on the balance sheet. There was no impairment
necessary at December 31, 2025.

Income Taxes
As a single member limited liability company, the Company's assets, liabilities, income and
expenses are treated as if CMG Financial Services directly owned these amounts for federal
and state income tax purposes and, accordingly, the Company will generally not be subject to
income taxes. Rather, taxable items of income and deductible expenses are reflected on the
tax return of CMG Financial Services, its only member, which is treated as a partnership for
income tax purposes. Accordingly, the Company's results of operations are presented without
a provision for income taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured,
disclosed and presented in the financial statements. This requires the evaluation of tax
positions taken or expected to be taken in the course of preparing the Company's tax returns
to determine whether the tax positions are "more-likely-than-not" of being sustained "when
challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to
meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and
liability in the current year. The tax years that remain subject to examination are 2022, 2023,
2024 and 2025. For the year ended December 31, 2025 management has determined that there
are no material uncertain income tax positions.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Current Expected Credit Losses

The Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must by estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

The Company's receivables from clearing broker include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. All of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2025 consisted of the following:

Furniture and fixtures	$ 51,332
Computer equipment	36,636
	87,968
Less: Accumulated Depreciation	(79,804)
Furniture and equipment, net	$ 8,165

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $6,333,746 which was $6,233,746 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .1432 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CREDIT & OFF BALANCE SHEET RISK

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credits risk and continuously monitor this risk. At December 31, 2025, the Company maintained cash of $986,127 in excess of the $250,000 federally insured limit.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company earned $10,741,696 during the year ended December 31, 2025 from mortgage-backed securities transactions with CMG Financial Services ("Parent"). The revenue generated from transactions with CMG Financial Services represents 82% of total revenue. There is $6,521 payable at December 31, 2025 to the Parent for expenses paid on behalf of the Company to cover health insurance benefits of the Company's employees.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has no contingent liabilities at December 31, 2025 or during the year then ended.

NOTE 8 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9 – RETIREMENT PLAN

    The Company has a defined contribution plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete three months of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum allowed under Section 401(k) of the Internal Revenue Code. The Company matching contributions for 2025 were $801.

NOTE 10 - SEGMENT REPORTING

    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including agency transactions in mortgage-backed securities.

    The accounting policies for fees are the same as mortgage-backed securities described in the summary of significant policies. The chief operating decision maker assesses performance for the mortgage-backed securities segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as reported total assets.

    The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the mortgage-backed securities segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

    The Company derives revenue primarily from North America. The Company's decision maker is the chief executive officer.

NOTE 11 – SUBSEQUENT EVENTS

    Events have been evaluated through the date that these financial statements were available to be issued, and no events have been identified which require disclosure or adjustment to the financial statements.